Exhibit 99.1

Nvni Group Limited

Unaudited Interim Financial Statements as of and for the Six-months ended June 30, 2025

Nvni Group Limited

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of June 30, 2025, and December 31, 2024

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	6/30/2025 (As Restated)	12/31/2024

ASSETS
Current assets
Cash and cash equivalents	8	16,399	18,035
Trade accounts receivable, net	9	11,777	14,974
Short-term advances		28,391	31,678
Other current assets		6,120	3,644
Total current assets		62,687	68,331
Non-current assets
Property and equipment, net		4,323	4,479
Right-of-use assets, net		1,821	1,791
Intangible assets, net		118,839	133,617
Goodwill		170,986	185,758
Other non-current assets		8,305	11,417
Total non-current assets		304,274	337,062
Total assets		366,961	405,393
LIABILITIES
Current liabilities
Accounts payable to suppliers	12	47,698	61,284
Salaries and labor charges	11	19,456	18,210
Loans and financing	12	392	2,512
Debentures	14	20,697	40,740
Exposure premium liability	14	2,940	2,940
Lease liability	7	573	773
Income taxes payable		2,826	1,789
Taxes, fees and contributions payable		8,752	5,577
Deferred revenue	18	4,321	3,739
Deferred and contingent consideration on acquisitions	6	266,577	277,183
Related parties	10	1,252	1,078
Other liabilities	7	872	775
Total current liabilities		376,356	416,600
Non-current liabilities
Loans and financing	12	867	375
Loans from investors	13	22,734	22,033
Taxes and contributions payable		1,792	1,955
Lease liability		1,363	1,118
Provisions for risks	15	21,633	26,632
Deferred taxes		37,584	40,639
Derivative warrant liabilities	16	4,637	7,663
Total non-current liabilities		90,610	100,415
Total liabilities		466,966	517,015
SHAREHOLDERS’ DEFICIT
Share capital	16	369,122	283,408
Capital reserves		128,892	128,845
Accumulated losses		(585,074)	(529,780)
Other comprehensive income		(10,455)	(2,968)
Total shareholders’ deficit, Equity attributable to owners		(97,515)	(120,495)
Non-controlling interest		(2,490)	8,873
Total shareholders’ deficit		(100,005)	(111,622)
Total liabilities and shareholders’ deficit		366,961	405,393

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

Nvni Group Limited

Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive
Loss for the six-months ended June 30, 2025, and 2024

(In thousands of Brazilian reais, unless otherwise stated)

		Six-Months Ended
	Notes	June 30, 2025 (As Restated)	June 30, 2024
Net operating revenue	18	98,176	92,154
Cost of services provided	19	(36,224)	(35,826)
Gross profit		61,952	56,328
Sales and marketing expenses	19	(15,539)	(12,554)
General and administrative expenses	19	(41,863)	(31,936)
Other operating (expenses) income, net	19	(36,538)	2,325
Operating (loss) income		(31,988)	14,163
Financial income and expenses, net	20	(20,896)	(42,237)
Loss before income tax		(52,884)	(28,074)
Income tax	21	(4,423)	(5,129)
Net loss		(57,307)	(33,203)
Net loss attributed to:
Owners of the Company		(59,961)	(37,353)
Non-controlling interests		2,654	4,150
Loss per share
Basic and diluted loss per share (R$)		(0.62)	(1.02)

Net loss		(57,307)	(33,203)
Other comprehensive loss - foreign currency translation adjustment		(7,487)	(1,423)
Total comprehensive loss		(64,794)	(34,626)

The above condensed consolidated statements of loss should be read in conjunction with the accompanying notes.

Nvni Group Limited

Unaudited Interim Condensed Consolidated Statements of
Shareholders’ Equity for the six-months ended June 30, 2025, and 2024

(In thousands of Brazilian reais, unless otherwise stated)

Equity attributable to Equity Holder of the Parent

	Share Capital	Capital Reserves	Accumulated Losses	OCI	Attributable to owners of the parent	Non- controlling interests	Total Equity
Balances as of December 31, 2023	260,685	127,932	(446,575)	-	(57,958)	4,329	(53,629)
Capital increase	10,645	-	-	-	10,645	-	10,645
Distributions to non-controlling interest	-	-	-	-	-	(1,228)	(1,228)
Provision for share-based payment	-	641	-	-	641	-	641
Other comprehensive income	-	-	1,423	(1,423)	-	-	-
Net loss	-	-	(37,353)	-	(37,353)	4,150	(33,203)
Balance as of June 30, 2024	271,330	128,573	(482,505)	(1,423)	(84,025)	7,251	(76,774)

	Share Capital	Capital Reserves	Accumulated Losses	OCI	Attributable to owners of the parent	Non- controlling interests	Total Equity
Balances as of December 31, 2024	283,408	128,845	(529,780)	(2,968)	(120,495)	8,873	(111,622)
Capital increase	85,741	-	-	-	85,741	-	85,741
Distributions to non-controlling interest	-	-	-	-	-	(12,326)	(12,326)
Treasury stock	(27)				(27)	-	(27)
Provision for share-based payment	-	47	-	-	47	-	47
Disposal of Subsidiary	-	-	4,667	-	4,667	(1,691)	2,976
Other comprehensive loss	-	-	-	(7,487)	(7,487)	-	(7,487)
Net loss	-	-	(59,961)	-	(59,961)	2,654	(57,307)
Balance as of June 30, 2025 (As Restated)	369,122	128,892	(585,074)	(10,455)	(97,515)	(2,490)	(100,005)

The above condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Nvni Group Limited

Unaudited Interim Condensed Consolidated Statements of Cash Flows
for the six-months ended June 30, 2025, and 2024
(In thousands of Brazilian reais, unless otherwise stated)

	Six-Months Ended
	June 30, 2025 (As Restated)	June 30, 2024
Cash flow from operating activities
Loss before income tax	(52,884)	(28,074)
Adjustments for:
Depreciation and amortization	9,985	9,716
Treasury stock	(27)	-
Share-based payment expense	47	641
Adjustment in provision for risks	(4,999)	(1,676)
Interest on loans, financing and debentures	5,497	5,170
Interest on lease liabilities	134	267
Allowance for expected credit loss	(22)	10
Loss (Gain) on disposal of assets	43	(21)
Deferred and contingent consideration adjustment	21,616	29,621
Employee bonus provision	917	809
Fair value of derivative warrant liabilities	(3,026)	(1,900)
Write-off due to disposal	35,854	-
Increase (decrease) in operating assets:
Trade accounts receivable	3,229	(1,470)
Other assets	(1,616)	(3,535)
(Decrease) increase in operating liabilities:
Accounts payable to suppliers	(13,585)	11,061
Salaries and labor charges	319	519
Taxes and fees	2,666	1,607
Deferred revenue	583	574
Other liabilities	95	(117)
Income taxes paid	(6,955)	(5,982)
Net cash (used in) generated by operating activities	(2,129)	17,220
Investment activities
Cash payments to acquire property and equipment	(753)	(1,163)
Cash payments to acquire intangibles	(3,307)	(6,598)
Acquisition of subsidiaries – net of cash acquired	(279)	-
Net cash used in investment activities	(4,339)	(7,761)
Financing activities
Payment of principal loans and financing	(4,287)	(10,789)
Interest paid	(3,815)	(3,955)
Payment of principal portion of lease liabilities	(507)	(539)
Net proceeds from (repayments of) debentures, loans, and financing	(19,285)	5,700
Capital increase	85,741	10,645
Distributions paid to non-controlling interest	(12,326)	(1,228)
Payment of principal on related party loans	174	(127)
Payment of deferred and contingent consideration on acquisitions	(33,375)	(7,315)
Net cash (used in) generated by financing activities	12,320	(7,608)

Exchange rate changes on cash and cash equivalents of foreign subsidiaries	(7,488)	-

Increase (decrease) in cash and cash equivalents	(1,636)	1,851
Cash and cash equivalents at the beginning of the period	18,035	11,398
Cash and cash equivalents at the end of the period	16,399	13,249

The above condensed consolidated statements of cash flows should be read in conjunction with the accompanying notes.

NVNI GROUP LIMITED

EXPLANATORY NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025

(Amounts expressed in thousands of reais-R$, except as otherwise indicated)

Note 1. Corporate and business information

Nvni Group Limited (“Nvni Group” “Nuvini” or the “Company”) is a Cayman Island exempted limited liability company, incorporated on November 16, 2022. The registered office of the Company is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. The Company’s principal executive office is located at Rua Jesuíno Arruda, nº769, sala 20B, Itaim Bibi, in São Paulo, Brazil.

Nvni Group is a holding company and conducts substantially all of its business through Nuvini S.A. and its acquired subsidiaries (collectively, the “Nuvini Acquired Companies”). For periods prior to February 26, 2023, the financial statements represent the results of operations of Nuvini S.A. and periods after February 26, 2023, represent the results of operations of Nvni Group. Nuvini and its subsidiaries, including the Nuvini Acquired Companies, will be referred to collectively herein as the “Group”.

Nuvini’s strategy is focused on acquiring and operating established companies in the business-to-business (“B2B”) software as a service (“SaaS”) market in Brazil and Latin America. Nuvini’s acquisition targets are generally profitable B2B SaaS companies with a consolidated business model, recurring revenue, positive cash generation and/or growth potential.

Nuvini’s business philosophy is to invest in established companies and foster an entrepreneurial environment that enables companies to become leaders in their respective industries, creating value through long-term partnerships with existing management teams and accelerating growth through improved commercial strategies, increased efficiency of internal processes and enhanced governance structures.

Consolidated subsidiaries

The following table lists the Company’s subsidiaries as of June 30, 2025, and December 31, 2024. The subsidiaries have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business:

Subsidiaries	Place of Business/Country of Incorporation	Equity Ownership Held by the Company 6/30/2025	Equity Ownership Held by the Company 12/31/2024
Effecti Tecnologia Web LTDA. (“Effecti”)	Brazil	100%	100%
Leadlovers Tecnologia LTDA. (“Leadlovers”)	Brazil	100%	100%
Ipe Tecnologia LTDA. (“Ipe”)	Brazil	100%	100%
Dataminer Dados, Informações e Documentos LTDA (“Datahub”)	Brazil	100%	100%
Onclick Sistemas de Informação LTDA. (“Onclick”)	Brazil	100%	100%
Simplest Software LTDA (“Mercos”)	Brazil	57.91%	57.91%
Smart NX	Brazil	-	55%
Nuvini S.A	Brazil	100%	100%
Nuvini LLC	United States of America	100%	100%

Effecti

Effecti sells access to the “My Effecti” platform, a tool used by companies that wish to participate in bids. Within the platform, bidders can find, register, dispute and monitor the notices issued by the Brazilian federal, state and municipal government through electronic trading sessions.

Leadlovers

Nuvini acquired 100% of the equity interest of Leadlovers, a company based in Curitiba, Paraná that delivers an all-in-one digital marketing platform. Leadlovers offers a 100% online platform to optimize companies’ digital marketing strategy and assist entrepreneurs in enhancing online sales, allowing them to streamline and automate repetitive marketing processes.

Leadlovers acquired Mundi, an online platform that connects brands with consumers, suppliers, and retail chains based in São Paulo, Brazil. This acquisition integrates Munddi into Nuvini’s expanding ecosystem of software companies, with a particular focus on retail and supply chain solutions.

Ipe

Nuvini acquired 100% of the equity interest in Ipe, a company based in Uberlândia, Minas Gerais, which serves as the largest enterprise resource planning (“ERP”) service provider for eyeglass shops. Ipe offers store owners an ERP system subscription that aims to help manage stores, meet tax obligations and optimize sales.

Datahub

Nuvini acquired 100% of the equity interest in Datahub, a company based in Tupã, São Paulo that offers an innovative data intelligence platform, uniting cutting-edge technology and new data sources. Datahub utilizes sophisticated and efficient data analytics, machine learning, and customer knowledge to drive efficiencies in marketing, sales, risk, and compliance actions, while prioritizing responsible data management to protect its customers’ business.

Onclick

Nuvini acquired 100% of the equity interest in Onclick, a company based in Marília, State of São Paulo. Onclick comprises three subsidiaries; Onclick Sistemas de Informação LTDA, APIE.COMM Tecnologia LTDA (“Apie.comm”), and Commit Consulting LTDA. (“Commit”). Onclick controls 100% of the subsidiaries and they offer the following services to the market:

●	A management ERP for retail, e-commerce, industry, distribution and services.

●	Business management in technology offering IT solutions and business processes tailored to its customers.

●	Complete integration solution to support various technologies involved in e-commerce operations.

Mercos

Nuvini acquired 100% of the equity interest in Mercos, a software company that organizes and automates the activities of independent sales representatives and sales orders from manufacturers and distributors. Mercos is focused on providing e-commerce and sales solutions for B2B entities. In November 2022, the Company amended the Mercos agreement reselling 42.09% of the Mercos shares to the previous seller.

Smart NX

Nuvini acquired 55% of the equity interest in Smart NX, a company in Matias Barbosa, Minas Gerais, Brazil. Smart NX operates under two subsidiaries, Smart NX and Smart NX LTDA. Smart NX is the directly owned subsidiary. Smart NX is a limited liability company duly organized under the laws of Brazil and based in Matias Barbosa, Minas Gerais, Brazil. Smart NX builds digital client experience journeys that connect B2C companies with their clients via sales billing and client service. Smart NX delivers a full digital journey for its clients for higher client service efficiency, increases in sales and collections, cost reductions through digitalized operation and higher client satisfaction.

Deconsolidation of Smart NX

On January 25, 2023, the Company acquired a 55% controlling interest in Smart NX in a non-cash transaction involving the issuance of shares, consolidating it into the Company’s financial statements. On May 8, 2025, the Company and Smart NX mutually agreed to terminate the acquisition agreement under which the Company held a controlling interest, retaining no investment in Smart NX. As a result, the Company lost control over Smart NX and deconsolidated the subsidiary effective as of that date.

The deconsolidation was a strategic decision, following an internal assessment of Smart NX’s projected cash flow generation relative to the remaining acquisition cost. In addition, the Company reallocated its strategic focus and investment toward the adoption of artificial intelligence (AI) within its core operations and product development, which is more closely aligned with its long-term growth objectives.

As of the deconsolidation date, Smart NX reported net income of R$2.9 million, which is reflected in the Company’s consolidated financial results for the period. The derecognition of the subsidiary’s assets and liabilities resulted in a R$38.7 million expense impact recorded within other operating expenses in the unaudited interim condensed consolidated statements of loss and comprehensive loss for the six-months ended June 30, 2025. Upon discontinuation, the Company derecognized goodwill of R$15.5 million, property and equipment and right-of-use assets of R$0.4 million, intangible assets of R$11.2 million, other assets of R$5.5 million, and lease liabilities of R$0.3 million, NCI of R$1.7 million and accumulated losses of R$4.6 million, resulting in a R$35.8 million impact on operating cash flows reflected in the unaudited interim condensed consolidated statement of cash flows for the six months ended June 30, 2025.

Nuvini S.A.

Nuvini S.A. is a corporation duly incorporated under the laws of Brazil, with its head office at Rua Jesuíno Arruda, No. 769, Suite 20B, Itaim Bibi, São Paulo, Brazil. 04.532-082. Nuvini S.A. acquires and operates software companies within SaaS markets in Brazil. Nuvini S.A. is the leading private serial software business acquirer in Brazil and intends to use funding and capital markets access to continue expanding its acquisition strategy in Brazil and Latin America.

Nuvini LLC

Nuvini LLC was incorporated in the United States of America to explore opportunities for strategic partnerships abroad.

Note 2. Basis of presentation of the unaudited interim condensed consolidated financial information

The unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2025, have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2024. Additionally, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The accompanying unaudited condensed consolidated financial statements are presented in Brazilian Reais (“R$”) in conformity with IFRS Accounting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The financial statements comply with IFRS as issued by the International Accounting Standards Board.

Going concern

The accompanying interim condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

For the six-months ended June 30, 2025, and 2024, the Company incurred a net loss of R$57.3 million and R$33.2 million, respectively, and on June 30, 2025, and December 31, 2024, the Company had a working capital deficit of R$313.7 million and R$348.3 million, respectively and shareholders’ deficit of R$100.0 million and R$111.6 million, respectively. Management believes it will continue to incur operating and net losses at least for the medium term.

To date, Nuvini has met its operations funding requirements primarily through the issuance of equity capital, loans and borrowings from financial institutions and related parties (including its CEO), private placements of debentures, deferred and/or contingent payment on acquisitions, and the issuance of subscription rights to investors, as well as from revenue generated from the Group’s operations. Nuvini S.A. holds debt in the Brazilian reais.

As of June 30, 2025 the Company had current debt obligations outstanding of R$22.3 million and R$44.3 million on December 31, 2024, which included the entire balance of amounts owed under the debentures issued in 2021 and due in 2026, as the Company was not in compliance with financial covenants associated with the debentures at June 30, 2025 and December 31, 2024, and the balances due on loans that mature in 2025 and short-term obligations under related party loans. The Company requested a waiver for the covenant violation, which was approved by the debenture holders in April 2025 maintaining the original amortization date of the debentures.

On June 30, 2025, the Company had cash and cash equivalents, including short-term investments, of R$16.4 million and had loans and financing of R$0.4 million and related party liabilities of R$1.3 million, all recorded as short-term obligations.

The Company’s future profitability and liquidity is particularly dependent upon the organic growth and operating performance of the Nuvini Acquired Companies and the expansion of its businesses through additional acquisitions of SaaS companies or SaaS-related assets. The Company cannot be certain when or if its operations will generate sufficient cash to fully fund its ongoing operations or the growth of its business. The Company’s business will likely require significant additional amounts of capital and expand operations to generate sufficient cash flow to meet its obligations on a timely basis.

The Company has determined that these factors raise substantial doubt about its ability to continue as a going concern.

Note 3. Restatement of financial information

Subsequent to the initial issuance of the unaudited interim financial statements as of and for the six-months ended June 30, 2025, the Company concluded that the previously issued unaudited interim consolidated financial statements contained errors relating to the accounting for the (1) Smart NX deconsolidation, (2) Munddi acquisition.

The following tables summarize the effects of the restatement adjustments to the Company’s restated unaudited interim consolidated statements as of and for the six-months ended June 30, 2025. In addition to the restatement of the financial statements, certain historical information within the notes to the audited interim consolidated financial statements has also been restated to reflect the correction of the restatement adjustments.

The Company has evaluated the effect of the incorrect presentation, both qualitatively and quantitatively, and concluded that it had a material impact individually and, in the aggregate, as evaluated under the Securities and Exchange Commission Staff Bulletin No. 99, Materiality and IAS 8, Accounting Policies, Changes in Accounting Estimates and Error on the previously filed unaudited interim consolidated financial statements.

The following are selected line items from the aforementioned unaudited interim condensed consolidated statements of financial position as of June 30, 2025, unaudited interim condensed consolidated statements of comprehensive loss for the six-months ended June 30, 2025, unaudited interim condensed consolidated statements of shareholders’ equity for the six-months ended June 30, 2025 and unaudited interim condensed consolidated statements of cash flows for the six-months ended June 30, 2025, illustrating the effect of the error corrections thereon:

Restated unaudited interim consolidated statement of financial position

	Previously Reported	Restatement Adjustments	Restatement Reference	As Restated
SHAREHOLDERS’ DEFICIT
Accumulated losses	(588,094)	3,020	(a)	(585,074)
Total shareholders’ deficit, Equity attributable to owners	(100,535)	3,020	Rx	(97,515)
Non-controlling interest	530	(3,020)	(a)	(2,490)

Restated unaudited interim condensed consolidated statements of loss and comprehensive loss

	Previously Reported	Restatement Adjustments	Restatement Reference	As Restated
Other operating (expenses) income, net	(36,483)	(55)	(b)	(36,538)
Operating (loss) income	(31,933)	(55)	(b)	(31,988)
Loss before income tax	(52,829)	(55)	(b)	(52,884)
Discontinued operation	2,921	(2,921)	(c)	-
Net loss	(54,331)	(2,976)	Rx	(57,307)
Owners of the Company	(58,314)	(1,647)	(c)	(59,961)
Basic and diluted loss per share (R$)	(0.59)	(0.03)	Rx	(0.62)
Total comprehensive loss	(61,818)	(2,976)	Rx	(64,794)

Restated unaudited interim condensed consolidated statements of cash flows

	Previously Reported	Restatement Adjustments	Restatement Reference	As Restated
Cash flow from operating activities
Loss before income tax	(52,829)	(55)	(b)	(52,884)
Write-off due to disposal	-	35,854	(d)	35,854
Other assets	3,922	(5,538)	(d)	(1,616)
Net cash (used in) generated by operating activities
Investment activities
Write-off due to discontinuation or disposal	30,261	(30,261)	(d)	-
Acquisition of subsidiaries – net of cash acquired	-	(279)	(e)	(279)
Net cash (used in) investment activities	26,201	(30,540)	Rx	(4,339)
Financing activities
Payment of deferred and contingent consideration on acquisitions	(33,654)	279	(e)	(33,375)
Net cash (used in) generated by financing activities	12,041	279	Rx	12,320

(1)	Smart NX deconsolidation

(a)	The correction of the errors described above resulted in adjustments related to the change in the disposal of the Smart NX subsidiary through accumulated losses and derecognition of Smart NX NCI. Adjustment to the NCI presentation for subsidiary Mercos.

(b)	Change in the recognition of other operating expenses associated with the recognition of Smart NX net assets through profit or loss.

(c)	Adjustment related to the write-off of the Smart NX investment in the consolidated parent financial statements.

(d)	Reclassification of the write-off related to the disposal of Smart NX from investing activities to operating activities in the unaudited interim condensed consolidated statement of cash flows.

(2)	Munddi Acquisition

(e)	Recognition of the Munddi acquisition, net of cash acquired, in the purchase of the subsidiary.

Note 4. Summary of significant accounting policies

The interim unaudited condensed consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Group’s most recent annual financial statements for the year ended December 31, 2024.

Use of estimates and judgments

The Company monitors its critical accounting estimates and judgments. For the interim period ended June 30, 2025, there were no changes in estimates and assumptions that present significant risks of assets and liabilities for the interim period, in relation to those detailed in Note 2. of the Company’s annual consolidated financial statements for the year ended December 31, 2024.

Note 5. Adoption of new and revised accounting standards

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual combined financial statements for the year ended December 31, 2024. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Note 6. Business Combination and Deferred and Contingent Consideration on Acquisitions

Business Combination

On May 15, 2025, the Company, completed the acquisition of 100% of the issued and outstanding shares of Munddi Soluções em Tecnologia Ltda. - ME (“Munddi”), an online platform that connects brands with consumers, suppliers, and retail chains based in São Paulo, Brazil. Munddi was purchased by Nvni Company Leadlovers and is managed directly by the entity as of May 15, 2025.

The acquisition was accounted for as a business combination under IFRS 3 - Business Combinations, using the acquisition method. The results of operations of Munddi have been included in the Company’s consolidated financial statements since the acquisition date.

Purchase consideration:	Amount
Cash paid at closing	288
Fair value of contingent payment	1,154
Total consideration transferred	1,442

The table below summarizes the fair values of acquired assets and liabilities assumed on the respective date of acquisition:

Recognized amounts of identifiable assets acquired and liabilities assumed:	Amount
Cash and cash equivalents	9
Accounts receivable	10
Brand	1,037
Technology software	989
Total - assets	2,045
Labor obligations	(9)
Tax obligations	(172)
Loans and financing	(920)
Deferred tax	(689)
Total - liabilities	(1,790)
Goodwill	1,187
Net assets acquired	1,442

The goodwill is attributed mainly to the skills and technical talent of the Company’s workforce and the synergies expected in the integration of the entity into the Group’s existing business. The carrying values of assets acquired and liabilities assumed, except for intangibles assets, approximates fair value on the date of the acquisition due to their nature and terms.

The Company incurred immaterial acquisition-related costs and revenue and profit contributions as of June 30, 2025. If the acquisition had occurred on January 1, 2025, management estimates that the combined entity would have reported immaterial pro forma revenue and net profit.

Deferred and Contingent Consideration on Acquisitions

The Group’s current and non-current liabilities payable under the deferred and contingent consideration arrangements are detailed as follows:

	June 30, 2025	December 31, 2024
Current deferred and contingent consideration:
Effecti	123,396	126,414
Leadlovers	57,717	56,799
Ipe	36,647	39,199
Datahub	26,396	26,938
Onclick	21,385	22,833
Smart NX	-	5,000
Munddi	1,036	-
Total current deferred and contingent consideration	266,577	277,183

The current deferred and contingent consideration (relating to fixed amounts) is accounted for as amortized cost. The following table shows a reconciliation of the beginning and ending balances of the deferred and contingent consideration.

Balance at January 1, 2024	232,077
Payments	(7,985)
Interest	53,091
Balance at December 31, 2024	277,183
Initial recognition of deferred and contingent consideration relating to acquisitions	1,036
Payments	(33,258)
Interest	21,616
Balance at June 30, 2025	266,577

Note 7. Financial instruments

The classification of financial instruments is presented in the following table. There are no financial instruments classified in categories other than those reported:

	Classification	Level	June 30, 2025	December 31, 2024
Financial liabilities:
Derivative warrants (note 16)	FVTPL	Level 1	4,637	7,663
Exposure premium - debentures (note 14)	FVTPL	Level 3	2,940	2,940
Deferred consideration on acquisitions (note 6)	Amortized cost		266,577	277,183
Loans and financing (note 12)	Amortized cost		1,259	2,887
Debentures (note 14)	Amortized cost		20,697	40,740
Related parties (note 7)	Amortized cost		1,252	1,078

Gains and losses on financial instruments that are measured at FVTPL are recognized as financial income or expense in the statement of profit or loss for the period. The carrying amount of the Group’s financial assets approximates fair value as of June 30, 2025, and December 31, 2024.

Financial risk management

Liquidity risk

Liquidity risk is the risk in which the Group will encounter difficulties in complying with the obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The approach of the Group in liquidity management is to ensure, as much as possible, that it always has sufficient liquidity to meet its obligations, under normal conditions, without causing unacceptable losses or with the risk of harming the Group’s reputation. The Group does not expect the timing of occurrence of the cash flows estimated through the maturity date analysis will be significantly earlier, nor expect the actual cash flow amounts will be significantly different, although actual payments may vary depending on market conditions and the Group’s future performance. The table below analyzes the Group’s financial liabilities by maturity ranges corresponding to the remaining period between the balance sheet date and the contractual maturity date. There are no financial liabilities exceeding three years, as the failure of the Group to meet covenants associated with the outstanding debentures resulted in the acceleration of the maturity of the debentures (see note 14 for additional information).

	June 30, 2025
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	47,698	-	47,698
Other liabilities	872	-	872
Loans and financing	392	867	1,259
Debentures(i)	20,697	-	20,697
Deferred and contingent consideration	266,577	-	266,577
Lease liabilities	573	1,363	1,936
Related parties	1,252	-	1,252
Total	338,061	2,230	340,291

	December 31, 2024
	Less than 1 year	1 to 3 years	Total Liabilities
Accounts payable to suppliers	61,284	-	61,284
Other liabilities	775	-	775
Loans and financing	2,512	375	2,887
Debentures(i)	40,740	-	40,740
Deferred and contingent consideration	277,183	-	277,183
Lease liabilities	773	1,118	1,891
Related parties	1,078	-	1,078
Total	384,345	1,493	385,838

(i)	The Company was not in compliance with the related financial covenants under the debentures as of June 30, 2025, and the amounts owed under the debentures are classified as current. Contractual principal payments are due quarterly beginning in May 2023 with final maturity in May 2026, as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	Total Liabilities	June 30, 2025
Debentures	20,697	-	-	20,697	20,697

Note 8. Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	June 30, 2025	December 31, 2024
Cash and cash equivalents	10,997	4,797
Short-term investments	5,402	13,238
Total	16,399	18,035

Short-term investments in the Group consist of liquid investments earning interest based on 101% of CDI for both the period ended June 30, 2025, and year ended December 31, 2024. The short-term investments may be redeemed at any time, at the Company’s request, without substantial modification of its values.

Note 9. Trade accounts receivable

Trade accounts receivable are amounts due from customers for services performed in the ordinary course of business.

	June 30, 2025	December 31, 2024
Trade accounts receivable	12,391	15,610
Allowance for expected credit losses	(614)	(636)
Trade accounts receivable, net	11,777	14,974

The balance of trade accounts receivable includes contract assets totaling R$1.3 million and R$4.7 million as of June 30, 2025, and December 31, 2024, respectively. As of June 30, 2025, and December 31, 2024, an amount of R$0.6 million and R$0.7 million respectively, was recorded as write-offs of accounts receivable.

The following table shows the change in allowance for expected credit losses:

As of January 1, 2024	(589)
Allowance recorded during the year	(47)
As of December 31, 2024	(636)
Reversal of provision	22
As of June 30, 2025	(614)

The trade accounts receivable by aging category are distributed as follows:

	June 30, 2025	December 31, 2024
Aging list:
Current	10,355	13,740
Due up to 30 days	589	702
Due from 30 to 60 days	323	155
Due from 60 to 90 days	231	102
Overdue from 90 to 180 days	251	249
Overdue over 180 days	642	662
Total	12,391	15,610

Note 10. Related parties

Transactions between related parties

The Group has entered into loan agreements with certain shareholders, executives and directors. The amounts outstanding are unsecured and in the case of default on payment, a fine of 2% may be imposed on the total value of the loans.

The nature and purpose of transaction amounts and outstanding balances for related parties consist of the following:

	June 30, 2025	December 31, 2024
Related party loan-José Mário(i)	1,252	1,078
Total loans from related parties	1,252	1,078

(i)	On August 14, 2024, Nuvini S.A. entered into a loan agreement with Jose Mario, the Company’s Chief Operating Officer, in the principal amount of R$1.0 million with an interest equivalent to the SELIC rate plus rate of 10% per annum, and a 5% penalty on the value of the agreement if the loan payments become overdue. The loan agreement also provides for the right of conversion into shares for the value of the loan on the conversion date plus a 20% premium, at the discretion of lender. This loan remains unpaid as of June 30, 2025, the increased loan balance during the period is due to accrued interest.

Key management compensation

The compensation of the Group’s executive management team is determined based on the Group’s compensation policy considering the performance of professionals, business areas and market trends.

Key management compensation is summarized as follows:

	June 30, 2025	June 30, 2024
Short-term compensation (including salary)	4,756	47
Short-term employee benefits	-	24
Share-based compensation	14,952	17,354
Total	19,708	17,425

Note 11. Salaries and labor charges

The composition of salaries and labor charges are as follows:

	June 30, 2025	December 31, 2024
Wages payable	5,688	6,224
Accrued labor benefits	9,136	7,084
Labor taxes	4,632	4,902
Total salaries and labor charges	19,456	18,210

Note 12. Loans and financing

The outstanding balance of loans and financing are summarized as follows:

	Interest Rate	Maturity	June 30, 2025	December 31, 2024
Loans:
Bradesco Bank	12.15% per annum	2024	-	178
Santander Bank	23.14% per annum	2025	-	2,206
Bradesco Bank	20.98% per annum	2027	-	503
Bradesco Bank	20.98% per annum	2027	435	-
Bradesco Bank	12.15% per annum	2026	96	-
Itaú Bank	1.00% per month	2026	73	-
Itaú Bank	1.83% per month	2027	67	-
Bossa Nova	CDI - 14.90%	2026	588	-
Total			1,259	2,887
Current			392	2,512
Non-current			867	375

Per the terms of the bank loan agreements, the institution may consider the loan to be due early in the case of certain events such as corporate reorganization or change of control. As of the date of these financial statements, there have been no calls for early maturity of the loans.

The amounts recorded in non-current liabilities have the following maturity schedule:

	June 30, 2025	December 31, 2024
2026	678	186
2027	189	189
Non-current liabilities	867	375

The following is a summary of loan activity as of June 30, 2025, and December 31, 2024:

Balance as of January 1, 2024	5,289
Additions	3,931
Interest accrual	386
Principal payments	(6,624)
Interest payments	(95)
Balance as of December 31, 2024	2,887
Additions	920
Interest accrual	226
Principal payments	(2,650)
Interest payments	(124)
Balance as of June 30, 2025	1,259

Accounts payable to suppliers

The breakdown of Trade and other payables is as follows:

	June 30, 2025	December 31, 2024
Suppliers- national and foreign	47,698	61,284
Trade accounts payable	47,698	61,284

Note 13. Loans from investors

The following is a summary of investor loan activity as of June 30, 2025, and December 31, 2024:

As of January 1, 2024	13,901
Additions	4,750
Interest accrual	3,382
As of December 31, 2024	22,033
Amortization	(1,638)
Interest accrual	2,339
As of June 30, 2025	22,734

Note 14. Debentures

The following is a summary of activity related to the debentures:

As of January 1, 2024	51,197
Interest incurred	8,816
Principal payments	(11,312)
Interest payments	(7,961)
As of December 31, 2024	40,740
Interest incurred	2,933
Principal payments	(19,285)
Interest payments	(3,691)
As of June 30, 2025	20,697

Collateral and guarantees

As of June 30, 2025, and December 31, 2024, all the shares representing the share capital of the subsidiaries Effecti, Leadlovers, Onclick and Datahub, have been pledged as collateral.

Covenants

The debentures have covenants normally applicable to these types of operations related to the meeting of economic-financial indices on an annual basis, including (i) gross debt indicator / pro forma EBITDA ratio less than or equal to 3.0x; (ii) pro forma EBITDA margin in relation to net revenue greater than or equal to 20%; and (iii) debt service coverage index greater than or equal to 4.0x, as defined in the related agreement. A failure to meet any of the covenants automatically results in early maturity of the debentures.

As of December 31, 2024, the Company did not meet the debt service coverage index covenant, as the calculated index was 0.7x which is less than the 4.0x targeted threshold. The Company requested a waiver for the covenant violation on April 24, 2025, which would alleviate any Company concerns regarding a potential early debt maturity due to the covenant breach. The debenture holders granted the Company’s request on April 29, 2025.

As of June 30, 2025, the Group was not in compliance with these covenants, however, the Group had obtained a waiver in April 2025, which remained in effect as of June 30, 2025.

Exposure premium

As of June 30, 2025, and December 31, 2024, the fair value of the Exposure Premium was R$2.9 million, respectively, and the fair value adjustment is recorded in the provision for debentures as a current liability with the change in fair value of the derivative recorded in profit or loss.

Note 15. Provision for risks

Provisions for risks are recognized when: (i) the Group has a present or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the value can be reliably estimated. The provisions for risks are estimated, considering management’s judgements, based in part on the advice and counsel of the Company’s legal advisors, as to the probability of loss and expected future amounts to settle the obligations.

The provision liability for the periods ended June 30, 2025, and December 31, 2024, were recorded for labor and tax contingencies in connection with recognition of Company acquisitions. After the acquisitions, due to the increase in employee headcount, the Group established a provision for the related employee labor risk of the acquired workforce related to an infraction notice for the period 2017 to 2022, whose tax authority understands that the Brazilian Municipal Service Tax (“ISS”) due would be 5%, while the Group collected and remitted at 2%.

The provision activity on June 30, 2025, and December 31, 2024, is as follows:

At January 1, 2024	30,820
Reversal of provision	(6,872)
Provision recorded during the period	2,684
At December 31, 2024	26,632
Reversal of provision	(5,492)
Provision recorded during the period	493
At June 30, 2025	21,633

There were no changes in contingent liabilities recorded as of June 30, 2025.

Note 16. Equity and divestitures

Share capital

The following table illustrates the shareholders’ equity of the Company after being retrospectively adjusted by the share split in line with capital restructuring of the Group in conjunction with the SPAC merger:

Shares
As of January 1, 2024	31,617,370
Shares issued	889,411
As of June 30, 2024	32,506,781
Shares issued	5,930,661
As of December 31, 2024	38,437,442

As of January 1, 2025	38,437,442
Shares issued	53,820,401
As of June 30, 2025 (*)	92,257,843

(*)	The shares represent a change in ownership resulting from the conversion of earned amounts into ordinary shares, as disclosed in Schedule 13D/A.

The distribution of shareholders’ capital as of June 30, 2025, is as follows:

Shareholders	% Participation	Common Shares	Subscribed and Paid- In Share Capital (R$)
Former Nuvini Stockholders (Nuvini Holdings Limited)	23.6%	21,761,471
Public Stockholders	3.3%	3,070,708
Mercato Founders	6.9%	6,410,232
PIPE Investors	66.2%	61,015,432
Total	100%	92,257,843	369,122

Derivatives

The Group has recognized the following movement in the Company’s warrant obligations:

Total
Balance at January 1, 2025	7,663
Change in fair value	(3,026)
Balance at June 30, 2025	4,637

Non-controlling Interest

The following table summarizes the movement in the Company’s non-controlling interests in Mercos:

At January 1, 2024	3,039
Share of profit for the year	5,370
Payment of dividends	(1,228)
At December 31, 2024	7,181
Share of profit for the period	2,654
Payment of dividends	(12,325)
At June 30, 2025	(2,490)

Note 17. Net loss per share

As the Company reported a loss for the six-month period ended June 30, 2025, and 2024, the number of shares used to calculate diluted loss per share of common shares attributable to common shareholders is the same as the number of shares used to calculate basic loss per share of common shares attributable to common shareholders for the period presented because the potentially dilutive shares would have been antidilutive if included in the calculation. The table below shows data of net loss and shares used in calculating basic and diluted loss per share attributable to the ordinary equity holders of the Company:

	Six-Months Ended
	June 30, 2025	June 30, 2024
Net loss	(57,307)	(33,203)
Weighted average shares outstanding-basic and diluted	92,257,843	32,506,781
Net loss per ordinary share-basic and diluted	(0.62)	(1.02)

Note 18. Net operating revenue

The Group recognizes operating revenue from its B2B SaaS platform where revenues are disaggregated as SaaS platform subscription services, and data analytics service, set-up and other services. Revenues are recorded net of applicable municipal service taxes (ISS) and federal vat (PIS and COFINS) taxes, as well as contract cancellations and returns.

Below is a summary of net operating revenue for the six-month periods ended June 30, 2025, and 2024:

	June 30, 2025	June 30, 2024
Gross operating revenue	105,600	98,582
Revenue deductions:
Cancellations and returns	(1,148)	(828)
Taxes on services	(6,276)	(5,600)
Total revenue deductions	(7,424)	(6,428)
Net operating revenue	98,176	92,154

Disaggregation of net operating revenue for the six-month periods ended June 30, 2025, and 2024, is as follows:

	June 30, 2025	June 30, 2024
Platform subscription service	96,926	89,651
Cancellations, returns and taxes on services	(6,679)	(5,735)
Revenue from platform subscription service	90,247	83,916
Data analytics service	5,667	4,272
Cancellations, returns and taxes on services	(586)	(488)
Revenue from data analytics service	5,081	3,784
Set-up and service	2,433	4,146
Cancellations, returns and taxes on services	(126)	(173)
Revenue from set-up and service	2,307	3,973
Other revenue	574	510
Cancellations, returns and taxes on services	(33)	(29)
Other revenue	541	481
Total net operating revenue	98,176	92,154

Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets (included within trade accounts receivable) and deferred revenue related to contracts with customers.

The contract asset activity as of June 30, 2025, and December 31, 2024, is as follows:

At January 1, 2024	4,862
Decrease from transfers to accounts receivable	(4,798)
Increase from changes based on work in progress	4,672
At December 31, 2024	4,736
Decrease from transfers to accounts receivable	(4,736)
Increase from changes based on work in progress	1,282
At June 30, 2025	1,282

The deferred revenue activity as of June 30, 2025, and December 31, 2024, is as follows:

At January 1, 2024	3,145
Increase in deferred revenue in the current year	24,095
Revenue recognized during the current year	(23,501)
At December 31, 2024	3,739
Increase in deferred revenue in the current period	5,850
Revenue recognized during the current period	(5,268)
At June 30, 2025	4,321

Note 19. Cost and expenses by nature

The operating costs and expenses by nature for the six-month periods ended June 30, 2025, and 2024, are as follows:

	June 30, 2025	June 30, 2024
Payroll	(50,876)	(41,990)
Third-party services and others	(15,023)	(13,267)
Business and marketing expenses	(3,750)	(2,167)
Depreciation	(685)	(600)
Amortization	(9,301)	(9,116)
Audit and consulting	(11,993)	(6,887)
Other administrative expenses	(42,113)	(5,671)
Provisions	3,577	1,707
Total	(130,164)	(77,991)

Cost of services provided	(36,224)	(35,826)
Sales and marketing expenses	(15,539)	(12,554)
General and administrative expenses	(41,863)	(31,936)
Other operating income (expenses), net	(36,538)	2,325
Total	(130,164)	(77,991)

Note 20. Financial income and expense, net

The financial income and expense, net for the six-month periods ended June 30, 2025, and 2024, is composed of the following:

	June 30, 2025	June 30, 2024
Financial income:
Income on financial investments	569	177
Interest income	535	347
Discounts obtained	85	4
Exchange variation (foreign exchange profit)	9,569	205
Total	10,758	733
Financial Expenses:
Contingent consideration fair value adjustments	-	(29,621)
Interest and penalty on contingent consideration by amortization cost	(22,535)	-
Earnout penalty	(1,260)	-
Interest on loans, financing and debentures	(3,372)	(3,543)
Other interest and expense	(3,353)	(3,133)
Exchange variation (foreign exchange losses)	(1,134)	(6,673)
Total	(31,654)	(42,970)
Financial income and expense, net	(20,896)	(42,237)

Note 21. Income tax

Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% is the current rate applied to the Group which is the operational and main company of all operating entities of the Group in Brazil.

Current tax

	As of June 30,
	2025	2024
Loss before income tax	(52,884)	(28,074)
Income tax recorded in the income for the period	(4,423)	(5,129)

Current tax	(7,642)	(7,356)
Deferred tax	3,219	2,227
Effective tax rate	8.37%	18.26%

Deferred tax liability

As of June 30, 2025, and December 31, 2024, deferred tax liabilities are recognized for the temporary differences between the book and tax basis of intangible assets recorded in connection with business combinations in the amount of R$37.6 million and R$40.6 million, respectively.

Note 22. Segment information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. For reviewing the operational performance of the Group and for the purpose of allocating resources, the Chief Operating Decision Maker (“CODM”) of the Group, identified as the Chief Executive Officer, reviews the consolidated results as a whole. The CODM considers the Group a single operating and reportable segment, when monitoring operations, making decisions on capital and investment allocations and evaluating performance.

Segment revenue and non-current assets by geographical area

In presenting the geographical information, revenue is based on the region in which the customer is located. All intellectual property is located in Brazil. Assets are based on the geographic locations of the assets which are also centrally located in Brazil; therefore, the Group operates in one geographical location.

For the six-month periods ended June 30, 2025, and 2024, the Group generated 100% of its revenues originating from customers located in Brazil.

The Company’s non-current assets are entirely located in Brazil as of June 30, 2025, and December 31, 2024.

Note 23. Supplementary items to the cash flow

For the six-month period ended June 30, 2024, the Company did not enter into any significant non-cash activities. In the six-month period ended June 30, 2025, the Group recorded the following non-cash transactions:

June 30, 2025
Business combination:
Trade accounts receivable, net	10
Intangible assets	2,025
Goodwill	1,187
Salaries and labor charges	(9)
Loans and financing	(920)
Taxes and fees	(172)
Deferred and contingent consideration	(1,432)
Deferred taxes	(689)
Remeasurement of current lease liability:
Right-of-use assets	716
Lease liability	(716)

Note 24. Subsequent events

The Group evaluated subsequent events and transactions that occurred after the balance sheet date up to September 30, 2025, the date the financial statements were available to be issued.

On July 29, 2025 Nvni Group Limited, a Cayman Islands exempted company (the “Company”), entered into a Settlement Agreement and Release (“Ryan Settlement Agreement”) and an Amendment to a Subscription Agreement (the “Ryan Subscription Agreement Amendment”) with Ryan Davis (“Ryan”) pursuant to which the Company and Ryan agreed to terms of a settlement structure and amended a certain Subscription Agreement dated as of December 20, 2023 (the “Ryan Original Agreement”). The Ryan Original Agreement provided Ryan the right to require the Company to purchase all or any portion of the ordinary shares, par value US$0.00001 per ordinary share, of the Company purchased pursuant to the Ryan Original Agreement, or 100,000 ordinary shares, at a purchase price per ordinary share equal to US$2.04. The Ryan Subscription Agreement Amendment provides the option to the Company to issue ordinary shares in lieu of making a cash payment to Ryan, at a price of US$0.30 per ordinary share, resulting in a total issuance by the Company of up to 680,000 ordinary shares in case Ryan exercises his put option in full.

On July 29, 2025 the Company entered into a Settlement Agreement and Release (“Sean Settlement Agreement”) and an Amendment to a Subscription Agreement (the “Sean Subscription Agreement Amendment”) with Sean Davis (“Sean”) pursuant to which the Company and Sean agreed to terms of a settlement structure and amended a certain Subscription Agreement dated as of December 20, 2023 (the “Ryan Original Agreement”). The Sean Original Agreement provided Sean the right to require the Company to purchase all or any portion of the ordinary shares, par value US$0.00001 per ordinary share, of the Company purchased pursuant to the Sean Original Agreement, or 170,000 ordinary shares, at a purchase price per ordinary share equal to US$2.04. The Sean Subscription Agreement Amendment provides the option to the Company to issue ordinary shares in lieu of making a cash payment to Ryan, at a price of US$0.30 per ordinary share, resulting in a total issuance by the Company of up to 1,156,000 ordinary shares in case Sean exercises his put option in full.

The Company issued a press release announcing the next phase of its strategic AI initiative with the launch of the NuviniAI Prize, a national competition designed to accelerate artificial intelligence (“AI”) innovation across Brazil’s B2B software ecosystem.

On August 18, 2025, the “Company issued a press release announcing the implementation of a new executive compensation program designed to align leadership performance with long-term growth objectives (the “Program”). The Program links executive rewards to key performance metrics including Return on Invested Capital (ROIC) and Net Revenue Organic Growth (NROG).

On August 28, 2025, the “Company received a notice (the “Compliance Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company has regained compliance with the requirement to maintain a minimum Market Value of Listed Securities (“MVLS”) of US$35 million as set forth under Nasdaq Listing Rule 5550(b)(2) for continued listing on The Nasdaq Capital Market. The staff at Nasdaq determined that for the last ten consecutive business days, from August 14 through August 27, 2025, the Company’s MVLS has been US$35 million or greater. As previously announced by the Company, on April 14, 2025, the Company had received a letter from Nasdaq indicating that, based upon the Company’s MVLS for the 30 consecutive business day period from February 28, 2025 through April 11, 2025, the Company did not maintain the minimum MVLS required and that the Company was afforded a period of 180 calendar days, or until October 13, 2025, in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

On September 30, 2025, the Company issued a press release announcing it signed a binding term sheet to acquire MK Solutions, the leading ERP for internet providers in Brazil. The acquisition is expected to bring an additional R$40 million in pro-forma revenue and R$20 million in pro-forma EBITDA to Nuvini. The acquisition is expected to close within 60 days. The closing of the acquisition is subject to certain customary conditions and completion of legal and accounting due diligence.

On October 14, 2025, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq has determined to delist the Company’s securities from The Nasdaq Capital Market (the “Delisting Determination Letter”). The determination was made as a result of the Company’s failure to maintain compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires listed securities to maintain a minimum bid price of US$1.00 per share. Subsequently, on October 20, 2025, the Company received a letter from Nasdaq notifying the Company that it has regained compliance with the Minimum Bid Price Rule and is therefore in compliance with the continued listing requirements for the Nasdaq Capital Market (the “Compliance Letter”). The Compliance Letter states that for 10 consecutive business days from October 6, 2025, through October 16, 2025, the closing bid price of the Company’s ordinary shares was at least $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

On December 05, 2025, Nvni Group Limited (the “Company”) announced that Founder and Chief Executive Officer Pierre Schurmann has entered into a binding investment agreement to invest US$6 million of personal capital in the Company through a direct private placement of equity securities, subject to closing conditions (the “Investment Agreement”). Pursuant to the Investment Agreement, Xurmann Investments Ltd, an investment vehicle wholly owned by Mr. Schurmann, will acquire 1,500,000 ordinary shares at US$4.00 per share, along with five-year warrants to purchase 300,000 additional shares at an exercise price of US$25.00 per share.

On December 11, 2025, the Company entered into a Securities Exchange Agreement (the “Securities Exchange Agreement”) with the holder (the “Holder”) of the Existing Note in the aggregate outstanding principal amount of US$5,040,000. Pursuant to the Securities Exchange Agreement, the Company and the Holder agreed to exchange the Existing Note for a new Senior Secured Convertible Note, with an aggregate principal amount of US$5,662,000 (the “Exchange Note”), convertible into ordinary shares, par value US$0.00001 per share (the “Conversion Shares)”.

On December 11, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Purchaser, pursuant to which the Company sold to the Purchaser a senior secured note in an aggregate principal amount of US$2,865,000 for a subscription price of US$2,550,000 (the “Note”) due, on April 15, 2027. The Note does not bear an interest rate and is a secured obligation, secured by collateral pursuant to security documents, that ranks pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by the Company.

On December 23, 2025, Nvni Group Limited announced that it renegotiated certain earnout contingent liabilities with founders of previously acquired portfolio companies, resulting in an approximately 34% reduction of such liabilities, representing savings of more than US$18 million. The restructuring is valid for a 90-day period, during which the Company intends to finalize a private credit financing. The Company also reported that it remains on track to close its previously announced acquisition of MK Solutions.